February 9, 2012
Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. William H. Thompson Accounting Branch Chief
Dear Mr. Thompson,
Re:	Oakridge International Corporation (the "Company" or "Oakridge") Form 10-K Filed October 14, 2011 File No. 333-152312
We would like to request for a 60-days extension for replying your letter, dated February 7, 2012, in regard to your comments on the above captioned matters. The reason for such request is that our auditor would like to have sufficient time for them to review the report to determine the amendment required, if any.
Your attention to this matter is appreciated.
For and on behalf of Oakridge International Corporation /s/ Xiong XU ________________________________ Xiong XU Chief Executive Officer
c.c.	Mr. Robyn Mauel - Staff Accountant
Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 309-2235 Fax: +702 948-5779